KOREA ELECTRIC POWER CORPORATION

167 Samseong-Dong, Gangnam-Gu, Seoul 135-791, Korea

Phone: (822) 3456-4261~4268 Fax: (822) 556-3694

December 5, 2008

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Korea Electric Power Corporation
Annual Report on Form 20-F for Fiscal Year
Ended December 31, 2007
Filed June 30, 2008
File No. 000-13372

Dear Mr. Owings:

We are writing in response to your letter, dated November 24, 2008, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 20-F filed with the Commission on June 30, 2008 with respect to the fiscal year ended December 31, 2007 (the “2007 Annual Report”).

Our responses to the Staff’s comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates.

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December 5, 2008

General

1.	Please be advised that an authorized company representative, as opposed to outside counsel, must provide a statement in writing acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge the Staff’s comments, and in response thereto, provide the referenced statement in writing toward the end of this letter and are having this letter executed by a duly authorized officer of Korea Electric Power Corporation (the “Company”). We undertake to do the same in the future with respect to our response letters to the Staff’s comments on our future filings.

Item 4. Information on the Company, page 14

Business Overview, page 16

Power Purchase, page 19

2.	We note your response to comment one of our letter dated September 29, 2008 regarding the relationship between the company and the Korea Power Exchange. The information you provided us in your supplemental response summarizes the relationship more usefully than does the proposed disclosure you intend to provide in future filings. In future filings, please revise to include the additional information you provided in the first four paragraphs of your response. Otherwise, there would be insufficient context for your statement that “[you] do not have control or significant influence over KPX or its policies as they are closely supervised and controlled by the Korean government as required under the articles of incorporation of the KPX and the relevant laws and regulations in Korea.”

The third paragraph of your response suggests that in practice you do not exercise significant influence over the KPX decision-making process, while the fourth paragraph of your response suggests that there are statutory or regulatory limitations on your influence. Please also elaborate on the information you provide in the fourth paragraph. In other words, please further clarify how you do not have significant influence or control over the KPX decision-making process notwithstanding the fact that you and your six generation subsidiaries collectively own 100% of the share capital of the KPX.

December 5, 2008

In response to the Staff’s comments, we note, among others, the following limitations on our influence on the Korea Power Exchange (the “KPX”) or its policies under the relevant laws and regulations and the articles of incorporation of the KPX (the “KPX Articles”):

A.	Limitations with respect to the KPX Operations

The KPX is a not-for-profit special corporation established by the Korean government pursuant to the Electricity Business Act. Section 2 of the KPX Articles stipulates the purpose of establishing the KPX as fostering “fair and efficient operation of the Korean electricity market.” Therefore, notwithstanding that its entire share capital was funded with contributions from its members, namely us and our six generation subsidiaries, the KPX, as a statutorily created entity serving a specific public interest, is subject to a host of statutory and regulatory constraints as well as strict government supervision.

For example, under the Framework Act on the Management of Government-Invested Institutions, the KPX is required to (i) ensure that the selection of its head is fair and transparent and is conducted in compliance with presidential decrees, (ii) submit annual budgets and business plans to the Ministry of Knowledge and Economy for consultation and adjustment, (iii) be subjected to annual performance reviews by the Ministry of Knowledge and Economy and (iv) be subjected to periodic reviews by the Ministry of Knowledge and Economy with respect to its public functions and the appropriateness of the governing regulations.

The KPX also faces strict statutory and regulatory oversight as to its finances. For example, the Enforcement Decree to the Electricity Business Act stipulates the formula for computing the amount that the KPX can charge the market participants for the trading of electricity, which represents the principal source of the KPX’s revenues, as well as the scope of the specific components of its annual operating expenses. Article 40 of the Electricity Business Act also restricts the sources of funding for the operating expenses of the KPX.

In addition, the rules governing the KPX and its operations cannot be modified without government approval. For example, amending the KPX Articles and dissolving the KPX require, among others, the approval of the Minister of Knowledge and Economy. In addition, under Article 43 of the Electricity Business Act, the KPX is required to obtain the approval of the Minister of Knowledge and Economy for enacting, amending or repealing any provisions of the rules governing the electricity market.

December 5, 2008

B.	Limitations with respect to the Board and Committee Composition

Article 35 of the KPX Articles stipulates the requirements for the composition of the KPX board of directors. Under Article 51 of the KPX Articles, the KPX may have up to 15 directors as members of its board. Of such directors, we and our subsidiaries are entitled to designate in the aggregate up to five non-standing directors (i.e., directors who do not work full-time at the KPX). Our director designees must (i) be executive officers of us or our generation subsidiaries, (ii) receive recommendations by the KPX’s director nomination committee, (iii) receive an approval by the Public Agency Management Commission which has been established by and is operated under the Act on the Management of Public Agencies and (iv) receive an appointment by the Minister of Knowledge and Economy. Currently, the KPX board has 10 directors, three of whom are designated by us.

The other members of the KPX’s board of directors consist of (i) the head of the board of directors, who is appointed by the Minister of Knowledge and Economy among candidates that have received recommendations by the KPX’s director nomination committee, (ii) one government representative serving as a non-standing director, who shall be a public employee and a member of the Korean government’s Electricity Commission, (iii) up to four public interest representatives serving as non-standing directors, who are appointed by the Minister of Knowledge and Economy among candidates that have received recommendations by the KPX’s director nomination committee and an approval by the Public Agency Management Commission, and (iv) standing directors, who are full-time employees of the KPX and must in the aggregate comprise less than one-half of the members of the KPX board. The KPX standing directors cannot engage in any profit-seeking activities and cannot serve as our or our subsidiaries’ employees.

The KPX has four key committees for making its policies related to the electricity market: (i) the cost evaluation committee, which is responsible for evaluating the costs of producing electricity, (ii) the rule-making committee, which is responsible for making rules for the operation of the KPX, (iii) the electricity market oversight committee, which is responsible for overseeing the market for trading electricity, and (iv) the information disclosure committee, which is responsible for gathering and disclosing information relating to the Korean electricity market. Under the Rules on the Operation of the Electricity Market promulgated by the KPX under Article 43 of the Electricity Business Act, our or our subsidiaries’ designees cannot be members of the electricity market oversight committee. While our or our subsidiaries’ designees may become members of the other committees, they must be approved by the head of the KPX board of directors, and currently we only have one designee serving as a member of each of such other committees, each of which currently has nine members.

Given the strict statutory and regulatory limitations on the operations of the KPX and the fact that we may elect no more than one-third of the KPX directors and that we currently have only one member in certain key committees of the KPX, we reaffirm our position that we do not control or have significant influence over the KPX or its policies, notwithstanding that we and our subsidiaries own 100% of its share capital.

December 5, 2008

As for the Staff’s comment regarding inclusion of the additional information we provided in the first four paragraphs of our response to the Staff’s comment one in the Staff’s comment letter dated September 29, 2008, we undertake to comply with such comment by including a disclosure substantially to the following effect in our future filings with the Commission:

“We have certain relationships with the KPX as follows: (i) we and our six generation subsidiaries are member corporations of the KPX and collectively own 100% of its share capital; (ii) three of the 10 members of the KPX board of directors are currently our or our subsidiaries’ employees; and (iii) one of our employees is currently a member in three of the key committees of the KPX that are responsible for evaluating the costs of producing electricity, making rules for the KPX and gathering and disclosing information relating to the Korean electricity market.

Notwithstanding the foregoing relationships, however, we have neither control nor significant influence over the KPX or its policies since, among others, (i) the KPX, its personnel, policies, operations and finances are closely supervised and controlled by the Korean government, namely through the Ministry of Knowledge and Economy, and are subject to a host of laws and regulations, including, among others, the Electricity Business Act and the Framework Act on the Management of Government-Invested Institutions, as well as the KPX articles of incorporation, (ii) we are entitled to elect no more than one-third of the KPX directors and our representatives represent only a minority of the KPX’s board of directors and committees (with the other members being comprised of representatives of the Ministry of Knowledge and Economy, employees of the KPX, businesspersons and/or scholars) and (iii) the role of our representatives in the KPX policy making process is primarily advisory based on their technical expertise derived from their employment at us or our generation subsidiaries. Consistent with this view, the Finance Supervisory Service issued a ruling on April 12, 2005 that stated that we are not deemed to have significant influence or control over the KPX’s decision-making process relating to its business or financial affairs.”

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December 5, 2008

In connection with the above comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact myself at 822-3456-4260 or our external counsel, Jin Hyuk Park of Simpson Thacher & Bartlett LLP (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Very truly yours,

/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	Director, Finance Team
Korea Electric Power Corporation

cc:	Jin Hyuk Park, Esq., Simpson Thacher & Bartlett LLP